Exhibit 99.1

BW LPG Limited – Financial Results for Q2 2025

Singapore, 26 August 2025

Highlights Q2 2025

●	Q2 2025 profit: Q2 2025 profit attributable to equity holders of the Company ended at US$35 million, representing an earnings per share of US$ 0.23.
●	Healthy TCE performance amidst uncertainty: TCE income – Shipping Q2 2025 concluded at US$38,800 per available day and US$37,300 per calendar day, above the Company’s guidance of US$35,000 per day. The earnings were well supported by the Company’s time charter coverage of 44% of available days, delivering TCE at US$43,000 per day.
●	Dividend declared: The Company declared a Q2 2025 cash dividend of US$0.22 per share, which consists of 75% of Shipping NPAT for Q2 2025, and further enhanced by retained dividends declared in 2024 from BW Product Services. The Q2 dividend represents a 110% payout ratio of the Shipping NPAT.
●	Vessel delivery: Further to the announced declaration of the purchase option in February, the Company took delivery of BW Yushi in June 2025 for a consideration of US$69 million.
●	Strategic financing: As announced earlier, the Company successfully finalised two loan facilities, financing the Avance Gas fleet and refinancing its BW LPG India subsidiary fleet while supporting further growth. The shareholder loan from BW Group was terminated ahead of its expiry due to ample liquidity.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q2 2025 Net Profit After Tax (NPAT) of US$43million, yielding an annualised return on equity of 9%. The Q2 profit attributable to the equity holders of the Company was US$35 million, and earnings per share were US$0.23.

The Company reported ample liquidity of US$708M. The net leverage ratio remained stable at 30.7%, compared to 31.2% as of 31 March 2025.

The Board declared a cash dividend of US$0.22 per share, representing a 110% payout ratio of the quarterly Shipping NPAT and an annualised dividend yield of 5%. The dividend consists of 75% of Shipping NPAT and further enhanced by retained dividends from BW Product Services’ 2024 results.

Commercial Performance Shipping

The Q2 2025 VLGC freight rates averaged US$38,800 per available day and US$37,300 per calendar day, with 94% fleet utilisation. Time Charter Equivalent (TCE) income was US$153 million for the quarter, with BW LPG India subsidiary contributing a TCE income of US$31 million for the quarter.

For the 2H 2025 time-charter portfolio, the Company currently has 31% of fleet exposure covered by fixed rate time charter out at US$45,200 per day, and 3% covered by FFA hedges at an average of US$51,700 per day.

For Q3 2025, the Company has fixed ~90% of available days at an average rate of ~US$53,000 per day.

Product Services

Product Services reported a gross profit of US$15 million for Q2 2025, mainly driven by US$6 million realised gains from cargoes and US$9 million of positive change in mark-to-market valuations of its open cargo and hedging positions. After general and administrative expenses and income taxes totalling US$9 million, Product Services reported a profit after tax of US$6 million in Q2 2025.

Corporate Update

The Company exercised the purchase option of BW Yushi and took delivery in June 2025 for a consideration of US$69.2 million.

In June 2025, the Company secured a US$380 million term loan and revolving credit facility at a highly competitive margin to finance the vessels acquired from Avance Gas. In July 2025, the Company’s subsidiary, BW LPG India secured a US$215 million term loan facility to refinance its existing debt and to support the acquisition of two modern Very Large Gas Carriers (VLGCs), BW Chinook and BW Pampero, from BW LPG.

Market Update

The first half of 2025 was characterised by significant geopolitical events that impacted both freight rates and trading patterns. Spot rates for the Houston to Chiba route started the year around US$40,000 but began to decline gradually through the winter months. Milder winter temperatures in the US compared to recent years, however, supported export volumes and VLGC (Very Large Gas Carrier) earnings.

As freight rates strengthened going into April, the emerging trade war between the US and China had a dramatic effect on US LPG (liquefied petroleum gas) volumes destined for China. In just a few weeks, export volumes fell sharply, pulling spot rates down. However, this shock to the market proved short-lived, as excess US LPG production not consumed domestically is priced to clear in the international market. Consequently, export volumes continued to flow out of the US, finding new markets in different countries. Regular importers of US LPG increased their purchase volumes, while India emerged as a new buyer of significant US volumes. Overall, US LPG exports carried on VLGCs in the first half of 2025 grew by 7.1% compared to the same period in 2024.

Volumes exported from the Middle East on VLGCs increased by 0.6% in the first half of 2025, partly due to reversed OPEC+ production cuts. Like US exports, Middle East shipments were affected by the trade war, with export volumes shifting away from India towards China. This shift positively impacted ton-mile demand and led to higher freight rates. Additional support for spot earnings was observed in June when geopolitical uncertainty and a heightened risk of closure in the Strait of Hormuz drove VLGC rates higher.

Despite the rapid rebalancing of LPG trades, overall rates for the first half were significantly lower than that of the same period of 2024.

Following the end of the first half of 2025, the reshuffling of trading patterns began to revert to normal. Chinese LPG imports from the US increased in July, although from a low baseline. In contrast, Indian imports from the US decreased significantly, and Middle Eastern exports began to stabilise, returning to a more balanced distribution between India and China.

As we moved into August, demand for pre-booked Panama Canal slots has been stronger than usual, resulting in fewer canal transit auctions and fees considerably above typical levels. In response, several VLGCs have been rerouted away from the Panama Canal to take the longer route via the Cape of Good Hope. While conditions in the Panama Canal can change rapidly, the effects of vessels sailing around the Cape can last for months.

Fleet Capacity

So far in 2025, seven new VLGCs have been delivered, with an additional seven expected by the end of the year. Currently, there are 111 VLGCs on order, representing 27% of the existing fleet. Established shipyards have indicated they will not be able to deliver new VLGCs before late 2027.

VLGC Freight Market Outlook

Freight rates have rebounded from their lowest point earlier this year to levels exceeding US$70,000 per day, supported by sound fundamentals and existing trading inefficiencies.

Looking ahead, we expect fluctuations in the spot market driven by weather changes, geopolitical developments, Panama Canal availability, and other factors to affect the VLGC market.

Expectations for North American LPG export growth are projected to be in the mid to high single-digit percentage range over the next three years, largely supported by the onboarding of new export terminals. Additionally, Middle Eastern LPG exports are anticipated to grow in the same range in the coming years, fuelled by increased gas production from new projects in Qatar, Saudi Arabia, the UAE, and other countries in the region.

Moreover, run rates at Chinese PDH (propane dehydrogenation) plants have returned to pre-trade war levels. A continued robust demand in China, together with new export capacity coming online in the US, will likely contribute to a constructive US-Far East arbitrage, which is positive for shipping.

The Ras Tanura-Chiba Forward Freight Agreement (FFA) market for the remainder of 2025 is currently reflecting earnings at the lower range of US$60,000 per day, albeit with limited liquidity.

Q2 2025 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q2 2025 Earnings Presentation and Interim Financial Report.

-	BW LPG Q2 2025 Earnings Presentation
-	BW LPG Q2 2025 Interim Financial Report

BW LPG will present its financial results at 08:00hrs EDT/ 14:00hrs CEST/ 20:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below:
https://bit.ly/BWLPGQ22025

A presentation recording will also be available after the event on the Company’s website at:
https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.